British Columbia Securities Commission

Citation: 2014 BCSECCOM 108

Cease Trade Order

Shaun Heinrichs
Francois Marland
(each referred to separately as the Insider)

And

Veris Gold Corp.

Section 164 of the *Securities Act*, R.S.B.C. 1996, c. 418

¶ 1 Veris Gold Corp. is a reporting issuer and has not filed:

1. a comparative financial statement for its financial year ended December 31, 2013, as required under Part 4 of National Instrument 51-102 *Continuous Disclosure Obligations* (NI 51-102), and
2. a Form 51-102F1 *Management's Discussion and Analysis* for the period ended December 31, 2013, as required under Part 5 of NI 51-102

(the required records).

¶ 2 The Insider may have knowledge of, or access to, a material fact or material change regarding Veris Gold that has not been generally disclosed.

¶ 3 Veris Gold has agreed to file, immediately after this order is granted, the Notice of Default and, if applicable, Default Status Reports, set out in National Policy 12-203 *Cease Trade Orders for Continuous Disclosure Defaults.*

¶ 4 Under section 164(1) of the Act, the Executive Director orders that all trading by the Insider in the securities of Veris Gold cease until:

1. Veris Gold files the required records, completed in accordance with the Act and rules, and
2. the Executive Director revokes this order.

¶ 5 April 1, 2014

Allan Lim, CA
Manager
Corporate Finance

Tel: 604 899-6500 Fax: 604 899-6506 Toll Free: 1 800-373-6393 www.bcsc.bc.ca
P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC, Canada V7Y 1L2

TO:

Shaun Heinrichs
Chief Financial Officer
Veris Gold Corp.
688 West Hastings Street, Suite 900
Vancouver BC V6B 1P1
Fax No.: (604) 688-9426
Email: BGrieser@vectorlaw.com

Francois Marland
Chief Executive Officer
Veris Gold Corp.
Route de Bellebouche 72
1251 Gy, GE
Switzerland
Email: fmarland@hotmail.com

Shaun Heinrichs
Chief Financial Officer
Veris Gold Corp.
2005 – 288 Ungless Way
Port Moody BC V3H 0C9
Email: shaun@verisgold.com

Stock Transfer Department
Computershare Trust Company of Canada
3rd Floor - 510 Burrard Street
Vancouver BC V6C 3B9
Fax No.: (604) 661-9401